Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Kindred Healthcare, Inc.
Commission File No.: 001-14057

Subject Company: RehabCare Group, Inc.
Commission File No.: 001-14655

HEALTHCARE SERVICES FOR RBC CAPITAL MARKETS - KND

Moderator: Paul Diaz, Kindred’s President and CEO and Frank G. Morgan, CFA, Managing Director, Equity Research

03-03-11/11:30 am ET

HEALTHCARE SERVICES FOR RBC CAPITAL MARKETS - KND

Moderator: Paul Diaz, Kindred’s President and CEO and Frank G. Morgan, CFA

Managing Director, Equity Research

March 3, 2011

11:30 am ET

Frank G. Morgan:	Okay while we’re ready to go I’ll go ahead and read this statement. Paul’s been a very busy man, so busy that he’s managed to get a little under the weather here so thank you for being here.

But given their transaction for involving RehabCare Group we do need to remind everyone this presentation and the Webcast includes forward-looking statements defined under the securities laws of the United States which involve a number of risks and uncertainties.

Forward looking statements are based on current expectations and include known and unknown risks. Additional information regarding the forward-looking statement is included in the slides posted on the Website and with our filings.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any security. And you should review all the information carefully as they include important information regarding the merger including information about Kindred and RehabCare Group. Blah, blah, blah, blah, blah.

So with that thank you very much for being here. We’re very excited to have you particularly under the circumstances; you’ve been a great trouper here. You’ve been a busy guy. Hopefully this - being so busy this wasn’t the source of your - of being under the weather.

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Moderator: Paul Diaz, Kindred’s President and CEO and Frank G. Morgan, CFA, Managing Director, Equity Research

03-03-11/11:30 am ET

But maybe just spend a few minutes talking about this recent transaction and maybe we can talk a little bit about your other - these things will tie into your existing business line. But just kind of give us your view how this all came together and give us the overview please.

Paul Diaz:	Thanks Frank. Well we’ve been great admirers of RehabCare and John and his team and what they’ve done over the years. We (unintelligible) - we start with sort of the proposition of what’s best - turning on the microphone.

((Crosstalk))

Paul Diaz:	Sorry. Here we go. You know, the best business strategy is - in our world is one that’s really centered around what our patients need and want. And, you know, Rehab is one of the more exciting things that happened in our nursing and rehab centers.

And particularly as, you know, we’ve really evolved to a 21st Century - from a nursing home company to what I think is a 21st Century post-acute company. And increasingly I think we’re going to be talking about pre-acute care.

But RehabCare both a combination with our rehab businesses, the additional LTACHs that they operate, the geographic fit in our cluster markets and the gem that is their inpatient rehab facility business really add to our service continuum in very meaningful ways and really round out our service continuum.

So we sort of view it as very much a right within our core competencies in terms of integration capabilities, strategic desire to have rehab be a much

HEALTHCARE SERVICES FOR RBC CAPITAL MARKETS - KND

Moderator: Paul Diaz, Kindred’s President and CEO and Frank G. Morgan, CFA, Managing Director, Equity Research

03-03-11/11:30 am ET

more influential part of how we look at our company and the opportunity for our patients.

And then clearly in a time of, you know, tough pricing pressure the cost synergies are very attractive in terms of being able to maintain intensive service and quality at the bedside while finding purchasing synergies and other things that we clearly do in this transaction as accretive to shareholders.

Frank G. Morgan:	When you think about those synergies maybe a little bit more detail. And since we have a good crowd here there’s obviously some interest. Please feel free to go ahead and raise your hand because I think we have enough people with interest here to go ahead and ask questions. I don’t feel like this is one I probably have to moderate through. So please raise your hands if you want to ask questions along the way.

But on the subject of synergies kind of a little more detail specifically I guess corporate a lot of people have really eyed looking at those G&A numbers on the RehabCare side. And maybe fantasies running a little wild but tell us a little bit more about those numbers and how you can break that down and then a little bit more on the - just at the operating level.

Paul Diaz:	Well, you know, we are, you know, well into our integration planning. I’ll sort of refer back to the comments we made when we announced the transaction. We have a high level of confidence in the $40 million of synergies that we identified. We have a very high level of confidence in the $25 million that we expect to get in the first year.

And as you said, Frank, it’s not too difficult to get to those numbers when you just think about public company costs, you know, the executive team. And the

HEALTHCARE SERVICES FOR RBC CAPITAL MARKETS - KND

Moderator: Paul Diaz, Kindred’s President and CEO and Frank G. Morgan, CFA, Managing Director, Equity Research

03-03-11/11:30 am ET

things like purchasing synergies by way of example. You know, there are probably $6 million of purchasing synergies that we can get there.

Now, you know, synergies comes with a human cost and we’re very mindful of that and there are awfully a lot of good folks in St. Louis and Houston that we want to keep meaningfully engaged. We’ll maintain, you know, support — regional support centers there to support the business.

And the good news about this is I think we — our confidence level even since announcing the transaction continues to increase that not only is this an opportunity to get those $40 million of synergies but it’s—we have an ability to do that while supporting the business and the growth prospects of the business because there are significant organic growth prospects in the contract rehab business, in the ARU business.

As well as, you know, the progress that Brock had made in the LTACH business. So, you know, I’m always tempered by, you know, the opportunity to capture synergies but not wanting to hamper the organic growth prospects of the business. And I think those are — those are exciting too.

Frank G. Morgan:	What about capital needs, capital needs for RehabCare and particularly just to perpetuate the growth, any...

Paul Diaz:	Well one of the exciting things there is — and one of the things that we think the industrial logic of this transaction really helps us a great deal — we’ve invested significantly in infrastructure, our IT, our back office capabilities. Something that John has talked about that they were going to need to do over the next three to five years, you know, outside of the context of this transaction.

HEALTHCARE SERVICES FOR RBC CAPITAL MARKETS - KND

Moderator: Paul Diaz, Kindred’s President and CEO and Frank G. Morgan, CFA, Managing Director, Equity Research

03-03-11/11:30 am ET

So that is where part of the synergy comes from. And I’d say that’s probably the more meaningful, you know, in terms of the cap-ex those dollars have been spent.

Our true routine cap-ex is about $110 million. And because their hospitals are pretty new in terms of the age of those assets, we suspect that we’ll have a significant amount of free cash flow that will enable us to de-lever in the short run and continue to pursue our organic development and opportunities, you know, longer term.

Frank G. Morgan:	I know John had made a lot about some of their investments for leading into concurrent therapy be it with the handhelds or the, I mean, will Kindred be an Apple adapter or will...

Paul Diaz:	Well actually, you know, we have our own handheld technology that we’ve used. And like John, a lot of our success in transitioning to RUGs IV has been, you know, through the increased productivity and compliance too.

I mean, you know, the leveraging of technology and eliminating the redundancy of data entry is really what’s made us very successful in the probe audits that we’ve had in terms of medical necessity reviews and those kind of things.

And that’s really where these transactions really can create some value. If we can empower our nurses and therapists with technology that enables them to spend more time with patients and does a better job from a compliance and billing standpoint for us then that’s a win/win all the way around.

We do think - we’re sort of doing the gap analysis right now that it is likely that the smart applications for rehab that RehabCare uses will be the

HEALTHCARE SERVICES FOR RBC CAPITAL MARKETS - KND

Moderator: Paul Diaz, Kindred’s President and CEO and Frank G. Morgan, CFA, Managing Director, Equity Research

03-03-11/11:30 am ET

application that we go forward with and we are likely to move forward with Apple-based products. Really all of the other IT will be moving over to our platform which is SAP. And we expect to have a fair amount of Day 1 capability depending on when Day 1 is in terms of the back office.

Frank G. Morgan:	Right. Was there any part of RehabCare that was less appealing to you, you know, when you think, I mean, they obviously were sort of a mini conglomerate with many different segments. What attracted you the most?

Paul Diaz:	Well again I think that the complementary services and clinical piece, the opportunity for shareholders again in terms of the industrial logic of the transaction, valuation, ability to expand margins, the ability to get higher growth businesses with better drop-through to EPS...

Frank G. Morgan:	Right.

Paul Diaz:	...you know, a lot of characteristics we like. Like in all transactions, you know, you’d prefer to have even better geographic overlap. It’s good; it’s not, you know, spectacular. But, you know, like most things in life, you know, we’ll take 80/20 and I’d say this is 90 so we’re pretty excited about this.

Frank G. Morgan:	Let’s talk about your business that you’re in today. You obviously had a good quarter. You beat—there was a raise there. Certainly off to a good start with the implementation of the new RUGs IV system. What do you feel like you’ve got left there in terms of upside?

I mean, it looks like, you know, clearly the near term rate bump - this whole notion of moving to clinically complex patients, a new segment, I mean, I take it that that will take some time but what do you see as your opportunity over the next couple years on the nursing home side?

HEALTHCARE SERVICES FOR RBC CAPITAL MARKETS - KND

Moderator: Paul Diaz, Kindred’s President and CEO and Frank G. Morgan, CFA, Managing Director, Equity Research

03-03-11/11:30 am ET

Paul Diaz:	Well I think that one of the things that really excites us is that both companies finished the year very strongly in terms of the Q4 operations, in all of the segments really; that we’re seeing volumes improve to a more normalized level. You know, last year was a very difficult volume environment.

Pricing remains challenging. But unlike some of our other nursing home peers in our commercial business, our Medicare business, you know, we’re a very different risk profile in terms of Medicaid which is where I’m probably more concerned right now for the combined company at, you know, $6.2, $6.3 billion of revenue, you know, Medicaid will only be about, you know, $1 billion. So - and that being spread out over 40 states.

I would say that really the big leverage for us in the LTACH business and the - all the businesses quite frankly - is volume right now. And I think that to the extent that there is upside in our estimates it’s really volume-determined.

Frank G. Morgan:	A lot of providers would - several providers have talked about kind of a spillover of good volumes into the first quarter. Are you seeing this kind of same trend?

Paul Diaz:	Yeah I think we’re seeing back to more normalized numbers in terms of volumes kind of across the board. But, you know, I think really what helped us tremendously last year was the discipline around cost management.

I mean, if you look at the last 10 quarters, we’ve met or exceeded guidance and it’s been primarily on the cost side, not on the volume side. And so the opportunity for our shareholders I think is if we can maintain that cost discipline, keep focusing on quality, we had a really good year.

HEALTHCARE SERVICES FOR RBC CAPITAL MARKETS - KND

Moderator: Paul Diaz, Kindred’s President and CEO and Frank G. Morgan, CFA, Managing Director, Equity Research

03-03-11/11:30 am ET

I always have to put a plug in that if you really want to understand our company take a look at our quality report because it tells you a lot more than anything else about what we’re focused on strategically and the opportunities.

So we had a really good year in that respect and I think that’s translating into I think some volume opportunity. But if we can get that and maintain the discipline we’ve had around costs I think that there is opportunity.

Frank G. Morgan:	I got you. On the LTACH side certainly there’s talk about potential legislation coming down the road for a criteria kind of a...Any comments or any updates you can give us on where that stands and is that, you know, kind of where the opportunities that you see coming with that if it does, in fact, happen.

Paul Diaz:	Well I think, you know, again, whether one thinks about it as a bridge towards bundled payments or looking at episodic payments, you know, the LTACH community and patients and the system would really benefit from having a better defined criteria for who’s the most appropriate for an LTACH patient in I think the same way that we saw the inpatient rehab facility industry benefit from that.

And so we are optimistic that we can advance something that’s very patient-centered and responsive to the policy needs and demands of patients and policymakers and that also we’ll likely score some budget savings because that’s going to be an important part of advancing criteria.

Frank G. Morgan:	Do see this like rehab - I know HealthSouth has talked about definitely the strength in their volume has been market share gains and it seems like a lot of that coincides with the criteria.

HEALTHCARE SERVICES FOR RBC CAPITAL MARKETS - KND

Moderator: Paul Diaz, Kindred’s President and CEO and Frank G. Morgan, CFA, Managing Director, Equity Research

03-03-11/11:30 am ET

Is it your sense that, you know, you’ll take market share and maybe that helps your growth rate on the volume side for LTACH?

Paul Diaz:	You know, I think we’re seeing both. I mean, I think part of the opportunity is certainly, if you can—you know, this all comes down to having the best asset, the best services, the best reputation in each marketplace that a physician recognizes or a hospital discharge planner recognizes. So that’s always sort of Job 1.

But I think if we can continue to create that value proposition, we can continue to get more market share. Certainly the managed care organizations, commercial payers are thirsty for the kinds of transparency that we bring in terms of quality and outcomes and the way we bring our information systems to bear in that regard and the cost-effectiveness of our ability to manage very sick patients for them, but I also think that what we’re seeing a broadening and I think RUGs-IV will certainly be a little bit of a catalyst for this on the nursing home side that the traditional notions of who an LTACH patient is or who an IRF patient is or who a sub-acute skilled nursing patient is are being redefined even as we speak.

And that’s being driven by medical technology and just the desire to move patients through the system more quickly. And I think that creates some opportunities for us.

Frank G. Morgan:	I think we’ve got some protections that are still in place that from the extension of MEMSI, any sense that this - would this legislation kind of replace that, some of the thing about budget, the one-time adjustment factors and the more...

Paul Diaz:	Twenty-five percent rule.

HEALTHCARE SERVICES FOR RBC CAPITAL MARKETS - KND

Moderator: Paul Diaz, Kindred’s President and CEO and Frank G. Morgan, CFA, Managing Director, Equity Research

03-03-11/11:30 am ET

Frank G. Morgan:	The 25% rule call it, would it - is it your sense that would kind of go away with this legislation?

Paul Diaz:	Well we would certainly hope that all of those policy issues are addressed within the context of certification and criteria and that we would bring the clarity that I think we’re looking for in terms of an operator in the business. And I think MedPAC is looking for, as well.

I mean, there’s lots of folks in the policy community who believe that LTACH criteria will benefit everyone and so, again, that’s part of the source of our optimism.

Frank G. Morgan:	Any downside you see in RUGs-IV as it relates to your other business like say the LTACH side? I mean, you saw - obviously you’re a beneficiary of when the criteria went into place for rehab and have been a beneficiary. The nursing home business was a beneficiary there.

Do you have any issues or concerns about what that might mean for - with these paying better for medically complex patients here if you’re worried about nursing homes getting into the vent business and all these other segments that (unintelligible).

Paul Diaz:	Not really. I mean, you know, it’s very interesting. You know, when I hear, I mean, at both levels at LTACHs and sub-acute and vent units and nursing homes. I’ve done more of that than anybody in the country.

And so an LTACH patient is different than a medically stable vent patient or a patient who is, you know, now on a trach. It’s a very different patient. And while the RUGs-IV rates recognize the increased acuity in skilled nursing

HEALTHCARE SERVICES FOR RBC CAPITAL MARKETS - KND

Moderator: Paul Diaz, Kindred’s President and CEO and Frank G. Morgan, CFA, Managing Director, Equity Research

03-03-11/11:30 am ET

facilities, that’s not the same acuity that you have at an LTACH, nor is it the same cost associated with that intensity of service.

So I think people are gun-jumping a little bit when they assume that there’ll be some rush under RUGs-IV to take LTACH type patients.

And, you know, even CMS’ RTI Study from a couple of years ago showed there is very little SNF substitution, you know, happening in LTACHs. And what I do think happens Frank, which is the right answer, is that the system continues to evolve and reduces length of stay.

The length of stay in LTACHs can continue to drop as we medically manage patients to a point of stability where they can start receiving rehab at a less intensive care level, which is part of the reason we’ve done - you know, we have 12 hospital-based subacute units now, and that’s allowed us to not only manage high cost outliers, but create, you know, that continuing care hospital, if you will, within our own walls.

And what we see particularly with the commercial payers, that they like that product because then we’re able to move patients more quickly from our ICU to observation unit, med-surg to a subacute unit and those are different services, different levels of intensity but the beneficiary is the patient and cost because we’re moving patients through the system more quickly.

So what I do think happens is we continue to rationalize, you know, getting patients to the most appropriate setting at the lowest cost and we shouldn’t be afraid of that. We need to sort of manage to that.

HEALTHCARE SERVICES FOR RBC CAPITAL MARKETS - KND

Moderator: Paul Diaz, Kindred’s President and CEO and Frank G. Morgan, CFA, Managing Director, Equity Research

03-03-11/11:30 am ET

And I think that we’ve done that in two ways, really; making sure that our LTACHs are only taking the most acute patients and only as long as they need to.

And on the other side, you know, having those other complimentary services and homecare being sort of the next piece of that where we can continue the care for patients as they progress.

Frank G. Morgan:	I got you.

One point - I guess one segment we did not touch on in any real detail was the contract therapy side of the business, and clearly they’ve had to take some hits certainly from the margin side, cost side as a result of the concurrent therapy.

But how do you see that business? You know, you feel like you’ve weathered the storm in terms of the initial hit on the cost side and what are the opportunities to really regain and preserve margin there?

I’ve got to think you’ve done your customer a service by helping him keep those RUGs up pretty high, so how do you see that segment unfolding over the next - what is your opportunity to recover that margin loss?

Paul Diaz:	Yeah, well, I think in the context of the merger with RehabCare, it certainly gives us some more levers from which to recoup some of that margin compression.

It certainly enables us to find more productivity gains, you know, Pat Henry and Chris Bird are going to make a great team in terms of that business.

HEALTHCARE SERVICES FOR RBC CAPITAL MARKETS - KND

Moderator: Paul Diaz, Kindred’s President and CEO and Frank G. Morgan, CFA, Managing Director, Equity Research

03-03-11/11:30 am ET

You know, I think as we talk about in our fourth quarter operations, the fact that we added 65 new contracts as part of the way that we make that up. It’s not on the margin on the EBITDA.

Frank G. Morgan:	Right.

Paul Diaz:	...or even more importantly, you know, the - it will be a $900 million business with a lot of drop-through to EPS. And so if we’re able to continue what RehabCare and we have been able to do in terms of organic growth there, you know, leveraging the infrastructure that we have, I do think there are some great opportunities for shareholders there and the ability to kind of come back from some of the margin pressures that we’ve had.

Frank G. Morgan:	Okay, we’ll wrap up. We have a couple of minutes here to go but maybe if you could kind of wrap up for us here. Let’s think about the different segments of business, say, on a timeline over the next two to three years.

How do you kind of prioritize those in terms of which do you see having the best opportunities over the next couple of years and what are the things we as investors should look at, how this picture should unfold for the different business lines over the next couple of years?

Paul Diaz:	Well I think first and foremost, you know, we need to live up to our commitment to shareholders about what we said we’re going to do. So, you know, first thing is we’re going to get this deal done.

Frank G. Morgan:	Okay.

HEALTHCARE SERVICES FOR RBC CAPITAL MARKETS - KND

Moderator: Paul Diaz, Kindred’s President and CEO and Frank G. Morgan, CFA, Managing Director, Equity Research

03-03-11/11:30 am ET

Paul Diaz:	We’re going to get through the integration, we’re going to capture the synergies and we’re going to make sure that the patients continue to get what they deserve.

Secondly, we’re going to support what I think is some fairly exciting opportunities organically in each of those businesses in terms of growing topline and growing commercial business and those kinds of things.

And I think we’ll look to de-lever because we want to get down to, you know, to a point of leverage where we have more flexibility but we think we can do that really very quickly, given the free cash flow that the transaction will throw off.

And then I think, you know, we’ll continue to look at our cluster market development activities because we see a lot of opportunities to add skilled nursing, you know, our transitional care units, to look at inpatient rehab facilities, to add particularly home health and hospice in our cluster markets.

And so I think particularly on the home health and hospice and inpatient rehab facilities, I think that’s probably where we’ll start, you know, pretty aggressively filling in once we, you know, we have the success that we expect to have on the integration synergy capture and can demonstrate some deleveraging capabilities.

Frank G. Morgan:	On the rehab side, is that inpatient rehab hospitals or the hospital side?

Paul Diaz:	Yeah, we think that in many of our cluster markets that’s, again, one of the jewels that we’ve got here in the RehabCare team and the ability to add that service capability I think is very exciting.

HEALTHCARE SERVICES FOR RBC CAPITAL MARKETS - KND

Moderator: Paul Diaz, Kindred’s President and CEO and Frank G. Morgan, CFA, Managing Director, Equity Research

03-03-11/11:30 am ET

Frank G. Morgan:	Okay, but unit management or ownership of...

Paul Diaz:	Both.

Frank G. Morgan:	Both.

Paul Diaz:	I think we’ll be opportunistic depending on, you know, kind of what presents itself, but we’ve got to maintain a requisite humility - you were talking about this earlier today - this is a tough business and it’s a tough environment so we’re not going to get too far ahead of ourselves...

Frank G. Morgan:	Right.

Paul Diaz:	...on anything, but we are excited and the organic prospects within our cluster markets I think are pretty exciting.

So the ability to do both on acquisitions of inpatient rehab facilities, to add more acute rehab units and to, you know, do home health and hospice acquisitions and de novos in our cluster markets I think all, in addition to our contract rehab business growth prospects give us a lot of avenues to grow in the future.

Frank G. Morgan:	Okay. And maybe just wrapping up, any developments on timing of closing and any of those issues?

Paul Diaz:	No, everything is proceeding. Really nothing material to share at this point. You know, we’re going through those regulatory processes and we’re still hopeful for a June 30 closing, but really nothing formally to update on right now.

HEALTHCARE SERVICES FOR RBC CAPITAL MARKETS - KND

Moderator: Paul Diaz, Kindred’s President and CEO and Frank G. Morgan, CFA, Managing Director, Equity Research

03-03-11/11:30 am ET

Frank G. Morgan:	Okay. Paul, thank you so much.

Paul Diaz:	Thank you. Thank you all.

END

Additional Information About this Transaction

In connection with the proposed transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive proxy statement/prospectus to their respective stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/ prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Kindred’s executive officers and directors in Kindred’s definitive proxy statement filed with the SEC on April 1, 2010. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can obtain free copies of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth in this transcript contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the shareholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and

HEALTHCARE SERVICES FOR RBC CAPITAL MARKETS - KND

Moderator: Paul Diaz, Kindred’s President and CEO and Frank G. Morgan, CFA, Managing Director, Equity Research

03-03-11/11:30 am ET

productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of the Company to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.